Information about the portfolio managers

Management Biographies and Fund ownership

Below is a list of the portfolio managers who have responsibility for the day-to-day investment management of the Fund. It provides a brief summary of their business careers over the past five years and their range of beneficial share ownership in the Fund as of February 28, 2013.

Christopher Bingaman, CFA

Mr. Bingaman assumed responsibility as the portfolio manager of the Fund on December 1, 2007. Mr. Bingaman has a Bachelor of Arts degree in Finance (cum laude) from Hillsdale College, a Masters degree in Business Administration from the University of Notre Dame and holds the CFA designation. He has been an investment professional with the Adviser since March 2001. From 1998 to March 2001, Mr. Bingaman was a Senior Equity Analyst for Villanova Capital/Nationwide Insurance. In 1997, Mr. Bingaman was an Equity Analyst for Dillon Capital Management, an investment advisory firm.

Fund ownership — between $100,001 and $500,000 as of February 28, 2013.

Austin Hawley, CFA

Mr. Hawley assumed responsibility as the assistant portfolio manager of the Fund on December 31, 2009. Mr. Hawley has a Bachelor of Arts degree in History (cum laude) from Dartmouth College, a Masters degree in Business Administration (with distinction) from Tuck School of Business at Dartmouth College and holds the CFA designation. He has been an investment professional with the Adviser since August 2008. From July 1999 to July 2002, Mr. Hawley was an Investment Associate at Putnam Investments. He was an Equity Analyst at Putnam Investments from July 2004 to July 2008.

Fund ownership — $0 as of February 28, 2013.

John Loesch, CFA

Mr. Loesch assumed responsibility as the assistant portfolio manager of the Fund on December 31, 2009. Mr. Loesch has Bachelor of Science in Public Affairs, Public Financial Management from Indiana University, a Masters degree in Business Administration (cum laude) from the University of Notre Dame and holds the CFA designation. He has been an investment professional with the Adviser since June 2007. From July 2003 to May 2006 Mr. Loesch was an Analyst at Nationwide Financial. He was a Financial Advisor at UBS Financial Services from June 2001 to July 2003.

Fund ownership — $0 as of February 28, 2013.

Other Accounts the Portfolio Managers are Managing

Below is a representation of the other accounts over which the portfolio managers have day-to-day investment responsibility. All information on the number of accounts and total assets in the table is as of February 28, 2013. For purposes of the table, “Other Pooled Investment Vehicles” may include investment partnerships and group trusts, and “Other Accounts” may include separate accounts for institutions or individuals, insurance company general or separate accounts, pension funds and other similar institutional accounts.

OTHER ACCOUNTS MANAGED BY THE PORTFOLIO MANAGERS

Christopher Bingaman, CFA	Other Investment Companies: 4 funds with assets of approximately $2.7 billion, none of which are subject to a performance fee.

Other Pooled Investment Vehicles: 1 pooled investment vehicle with assets of approximately $91 million, which is subject to a performance fee.

Other Accounts: 9 accounts with assets of approximately $171 million, none of which are subject to a performance fee.

Austin Hawley, CFA	Other Investment Companies: 5 funds with assets of approximately $350 million, which is not subject to a performance fee.

Other Pooled Investment Vehicles: 2 pooled investment vehicles with assets of approximately $94 million, which are not subject to a performance fee.

Other Accounts: 42 accounts with assets of approximately $80 million, none of which are subject to a performance fee.

John Loesch, CFA	Other Investment Companies: 2 fund with assets of approximately $46 million, which is not subject to a performance fee.

Other Pooled Investment Vehicles: 1 pooled investment vehicles with assets of approximately $1.5 million, which are not subject to a performance fee.

Other Accounts: None

Other Portfolio Manager Information

Each of the Portfolio Managers is also responsible for managing other account portfolios in addition to the respective Funds in which they manage. Management of other accounts in addition to the Funds can present certain conflicts of interest, including those associated with different fee structures and various trading practices. The Adviser has implemented specific policies and procedures to address any potential conflicts.

Performance Based Fees

The Adviser manages a private investment partnership fund (a.k.a. “Hedge Fund”) for which part of its fee is based on the performance of the fund. As a result of the performance based fee component, the Adviser may receive additional revenue related to the Hedge Fund. None of the Portfolio Managers receive any direct incentive compensation related to their management of the Hedge Fund; however, revenues from Hedge Fund management will impact the resources available to compensate Portfolio Managers and all staff.

Trade Allocation

Diamond Hill Capital Management has multiple accounts custodied at many different banks and broker-dealers. Most client accounts (“discretionary accounts”) grant us the discretion to select the broker-dealer through whom we will execute orders to buy and sell securities. Other accounts (“directed accounts”), however, direct Diamond Hill Capital Management to execute securities transactions through designated broker-dealers. In order to (i) ensure that all orders are executed in a fair and unbiased manner, (ii) avoid multiple orders competing with each other for execution, and (iii) avoid situations where orders for directed account adversely impact the quality of the execution received by discretionary accounts, Diamond Hill Capital Management will execute every order occurring simultaneously in two or more custodians with the following procedure:

•	The trading desk will determine how many custodians have accounts that need orders placed (e.g. number of block orders needed).

•	Orders for discretionary accounts will be placed first

•	Orders for directed accounts will be executed only upon the completion of the orders in the discretionary accounts.

•	Orders for directed accounts will be assigned a random number by directed broker. Orders will be placed in the order assigned.

•	The current order must be completed before the next order is placed

In case of partial fills, allocation of blocks orders will be processed pro-rata basis or if ticket charges make it cost prohibitive to allocate pro-rata, partial fills will be allocated at random.

Portfolio Managers Compensation

All of the portfolio managers, and research analysts, are paid by the adviser a competitive base salary based on experience, external market comparisons to similar positions, and other business factors. To align their interests with those of shareholders, all portfolio managers also participate in an annual cash and equity incentive compensation program that is tied to the long-term pre-tax investment performance of the Fund(s) in which they manage and also based, in part, on the adviser’s assessment of each portfolio manager’s overall contribution to the investment success of the firm. Long-term performance is defined as the trailing five years (or since the individual became the portfolio manager of the Fund if less than five years). Investment performance is measured against the respective Fund’s benchmark and its Morningstar peer group.

Incentive compensation is paid annually from an incentive pool which is determined by the compensation committee of the adviser’s parent firm, Diamond Hill Investment Group, Inc. The compensation committee, which is comprised of outside members of the board of directors, makes its determination as to the amount of the pool based on overall firm operating margins compared to similar firms. The portfolio managers are also eligible to participate in the Diamond Hill Investment Group, Inc. 401(k) plan and related company match.